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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2*

Name of Issuer:  CD Radio Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  125127100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

            Mr. Stott, c/o Everest Capital Limited,
                The Bank of Butterfield Building,
       65 Front Street, 6th Floor, Hamilton HM JX, Bermuda

     (Date of Event which Requires Filing of this Statement)

                          June 16, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No. 125127100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         4,956,922 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 3,216,922 shares of Common Stock).

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         4,956,922 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 3,216,922 shares of Common Stock).






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         4,956,922 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 3,216,922 shares of Common Stock).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



13. Percent of Class Represented by Amount in Row (11)

         30.89%

14. Type of Reporting Person

         CO



































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CUSIP No. 125127100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Master Fund, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         4,956,922 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 3,216,922 shares of Common Stock).

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         4,956,922 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 3,216,922 shares of Common Stock).






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         4,956,922 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 3,216,922 shares of Common Stock).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



13. Percent of Class Represented by Amount in Row (11)

         30.89%

14. Type of Reporting Person

         PN



































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The purpose of this Amendment No. 2 is to report a change in the nature of the deemed beneficial ownership by Everest Capital Fund, L.P. and Everest Capital International Ltd. (the "Funds") of common stock (the "Common Stock") of CD Radio Inc. (the "Issuer") by virtue of the expiration of an agreement entered into among Everest Capital Master Fund, L.P., its investment manager and the Issuer.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is the Common Stock. The deemed beneficial ownership of Everest Capital Limited and Everest Capital Master Fund, L.P. (the "Reporting Persons") of Common Stock exists by virtue of ownership of 579,046 shares of 10 1/2% Series C Convertible Preferred Stock (the "Preferred Shares") of the Issuer and 1,740,000 warrants (the "Warrants") exercisable into one share of Common Stock each.

         The name and address of the principal executive and business office of the Issuer is:

         CD Radio Inc.
         1001 22nd Street N.W.
         6th Floor
         Washington, D.C. 20037

Item 2.  Identity and Background

         (a)  Everest Capital Limited (the "Investment Manager"),
              Everest Capital Master Fund, L.P. (the "Master
              Fund").

         (b)  The Bank of Butterfield Building, 65 Front Street,
              6th Floor, HM JX, Bermuda.

         (c) The principal business of the Investment Manager is investment management for the Master Fund and other private investment vehicles and managed accounts. The principal business of the Master Fund is to serve as a private investment vehicle for the Funds.

         (d) During the last five years, neither of the Reporting Persons nor any persons affiliated with the Reporting Persons has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.




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         (e)  During the last five years, neither of the
              Reporting Persons nor any persons affiliated with the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Investment Manager is a corporation organized under the laws of Bermuda, and the Master Fund is a limited partnership formed under the laws of the Cayman Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Master Fund obtained its interest in the securities of the Issuer by means of contributions of capital by the Funds. The Preferred Shares were received as of December 11, 1997 in exchange for 1,564,175 shares of 5% Delayed Convertible Preferred Stock pursuant to the terms of an exchange offer, the terms of which were set forth in Amendment No. 2 to the Issuer's Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on October 16, 1997, Registration
         No. 333-34761. The terms of the Warrants are set forth in a Common Stock Purchase Warrant dated October 31, 1997, a copy of which has been filed as Exhibit 4.12 to the Issuer's Form 10-K (the "Warrant Agreement") filed with the Commission on March 13, 1998, File
         No. 000-24710.

Item. 4  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         (a) As of May 15, 1998, the Reporting Persons collectively held 579,046 Preferred Shares convertible into 3,216,922 shares of Common Stock. The Preferred Shares are convertible into Common Stock pursuant to the terms disclosed in the Registration Statement. As of June 16, 1998, the Reporting Persons' conversion privileges are no longer limited by the provisions set forth in an agreement (the "Standstill Agreement") entered into between the Reporting Persons and the Issuer as of


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              June 15, 1997, as described in Exhibit 99.1 to the
              Issuer's Current Report on Form 8-K (the "8-K Exhibit"), filed with the Commission on July 8, 1997, Commission File Number 0-24710. Under the Standstill Agreement, the Reporting Persons could not acquire Common Stock by any means, including the conversion of the Preferred Shares, if the acquisition would result in the Reporting Persons' having or sharing voting or investment power with respect to ten percent or more of the outstanding class of Common Stock. As of May 15, 1998, the Reporting Persons collectively held 1,740,000 Warrants exercisable for one share of Common Stock each.

              The Reporting Persons are deemed to beneficially own 4,956,922 shares of Common Stock by virtue of the conversion of the Preferred Shares and the exercise of the Warrants. Based on the Issuer's most recent Form 10-Q, as of March 2, 1998 16,048,691 shares of Common Stock are outstanding. Thus, the Reporting Persons are deemed to beneficially own 30.89% of the Common Stock.

         (b)  No change.

         (c)  See Item 5(a).

         (d)  No change.

         (e)  No change.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:      Joint Filing Agreement.

         Other Exhibits: (i) The 8-K Exhibit, as amended from
                         time to time by the Issuer, is
                         incorporated herein by reference.

                         (ii) Warrant Agreement, is incorporated
                         herein by reference.


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         After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.


June 22, 1998
Date


Everest Capital Limited

/s/ Malcolm Stott
By: Malcolm Stott
Title:  Chief Financial Officer

Everest Capital Master Fund, L.P.

By: Everest Capital Limited, General Partner

/s/ Malcolm Stott
By: Malcolm Stott
Title: Chief Financial Officer































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                                                        Exhibit A



                            AGREEMENT



         The undersigned agree that this Amendment No. 2 to

Schedule 13D dated June 22, 1998 relating to the Common Stock of

CD Radio Inc. shall be filed on behalf of the undersigned.



                             EVEREST CAPITAL LIMITED

                             /s/ Malcolm Stott
                             By: Malcolm Stott
                             Title:  Chief Financial Officer


                             EVEREST CAPITAL MASTER FUND, L.P.

                             By: Everest Capital Limited, General
                             Partner

                             /s/ Malcolm Stott
                             By: Malcolm Stott
                             Title:  Chief Financial Officer




















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